Filed by Petrohawk Energy Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mission Resources Corporation

Commission File No.: 0-09498

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Petrohawk + Mission — An Exciting New E&P Company

Anadarko
11%
13 MMcfe/d
51 Bcfe
Arkoma
4%
5 MMcfe/d
19 Bcfe
Other Basins
9 Bcfe / 2%
4 MMcfe/d
E. Texas / N. Louisiana
4%
5 MMcfe/d
20 Bcfe
191 Bcfe
Permian
43%
32 MMcfe/d
Gulf Coast
156 Bcfe / 35%
51 MMcfe/d onshore + 15 MMcfe/d in Gulf of Mexico

3

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… With an Aggressive, Focused Drilling Program

Total 2005 Pro Forma CAPEX Budget by Type

Land, Seismic & Other 11%
Exploratory 18%
Probable 13%
Proved 58%

Total 2005 Pro Forma CAPEX Budget by Region ($MM)

Permian, $14
Land, Seismic & Other, $16
E. Texas, $11
Arkoma, $3
Anadarko, $17
Gulf Coast, $80 / GOM

9

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Filed by Petrohawk Energy Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mission Resources Corporation

Commission File No.: 0-09498

[LOGO]

Acquisition of Mission Resources

April 4, 2005

Forward-looking statements

This material contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Petrohawk’s and Mission’s current expectations and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Risks, uncertainties and assumptions include, without limitation, 1) the possibility that the companies may be unable to obtain stockholder or other approvals required for the acquisition; 2) the possibility that problems may arise in successfully integrating the businesses of the two companies; 3) the possibility that the acquisition may involve unexpected costs; 4) the possibility that the combined company may be unable to achieve cost-cutting objectives; 5) the possibility that the businesses may suffer as a result of uncertainty surrounding the acquisition; 6) the possibility of future regulatory or legislative actions; 7) the volatility in prices for oil and gas; 8) the presence or recoverability of estimated reserves; 9) the ability to replace reserves; 10) environmental risks; 11) drilling and operating risks; 12) exploration and development risks; 13) competition; 14) the ability of management to execute its plans to meet its goals and other risks that are described in SEC reports filed by Petrohawk and Mission. Petrohawk and Mission assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

Petrohawk and Mission will file materials relating to the acquisition with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Petrohawk and Mission are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Petrohawk, Mission and the acquisition. Investors and security holders may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Petrohawk may be obtained free of charge from Petrohawk’s website at www.petrohawk.com. The documents filed with the SEC by Mission may be obtained free of charge from Mission’s website at www.mrcorp.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.

Petrohawk, Mission and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Petrohawk and Mission in favor of the acquisition. Information about the executive officers and directors of Petrohawk and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available.  Information about the executive officers and directors of Mission and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available. Information about the executive officers and directors of Mission and their ownership of Mission common stock is set forth in the proxy statement for Mission’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2004.

Petrohawk + Mission — An Exciting New E&P Company

At December 31, 2004 pro forma for Mission acquisition, sale of royalty interests and acquisition of Proton Energy based on
SEC pricing of $43.58 and $6.20

[GRAPHIC]

446 Bcfe
Total Proved Reserves
75% proved developed, 67% gas
125 MMcfe / day current production

Mission Fits Petrohawk’s Strategy

•      Value

•      Transaction is immediately accretive to cash flow, production, reserves and NAV

•      Reasonable leverage for substantially enhanced combined operating platform

•      Plan to build balance sheet strength through non-core property divestments and cash flow

•      Hedging program to protect downside

•      Property

•      Complementary locations and drilling programs:

•      Gulf Coast major fields

•      La Reforma, Dry Hollow, Lions, Heard Ranch in South Texas

•      Gueydan, Broussard, Reddell, N. Leroy in South Louisiana

•      High Island, Eugene Island, S. Marsh Island in Gulf of Mexico

•      Permian major fields

•      Jalmat, Waddell Ranch, TXL

•      Both companies focus capital programs on accelerated development drilling, coupled with meaningful exposure to exploratory upside

•      Mission adds 3-D seismic evaluated prospects to the HAWK inventory in Gulf Coast area

•      People

•      Petrohawk management ability to acquire, divest and lower costs to improve the portfolio

•      Combined technical staffs have identified and are aggressively pursuing development and exploration opportunities in across the property base

•      Integration of Sarbanes 404-compliant organization

Petrohawk’s Strategy for Building Value

•      Acquire quality properties in privately negotiated transactions

•      Properties in core areas with substantial upside

•      Divest non-strategic assets

•      Build significant drilling program

•      Accelerate property development

•      Meaningful exploration exposure

•      Raise appropriate capital

•      Access to equity and debt markets

•      Hedging is part of our business plan

•      Balance sheet discipline is important to eventual sale

•      Recent events

•      May 2004: Recapitalization of Beta Oil & Gas - $60 million

•      November 2004: Acquisition of Wynn-Crosby Energy - $423 million

•      January 2005: Divestment of royalty interests - $80 million

•      February 2005: Acquisition of Proton Energy - $53 million

•      March 2005: $70 million capital program announced

•      April 2005: Acquisition of Mission Resources - $508 million

Management Team

Experienced management team with significant investment in the Company

Floyd C. Wilson Chairman, President and CEO	•	Former Chairman, CEO and founder of 3TEC Energy
	•	Proven track record of building companies and shareholder value
	•	Over 30 years of energy industry experience

Shane M. Bayless VP, CFO and Treasurer	•	Former VP – Controller and Treasurer of 3TEC Energy
	•	Over 15 years of energy industry and public accounting experience
	•	Controller with Encore Acquisition Co. and Hugoton Energy

Larry L. Helm Chief Administrative Officer	•	Former EVP – Middle Market Banking with Bank One
	•	Over 30 years commercial banking experience, primarily in energy
	•	Former director of 3TEC Energy

Steve W. Herod VP – Corporate Development	•	Former EVP – Corporate Development and director of 3TEC Energy
	•	Over 20 years of energy industry experience
	•	President of Shore Oil until its merger with predecessor to 3TEC Energy

Richard H. Smith VP - Land	•	Former land manager with Unocal
	•	Previously with Basin Exploration and Norcen Explorer
	•	Over 20 years of energy industry experience

Richard K. Stoneburner VP - Exploration	•	Former VP – Exploration of 3TEC Energy
	•	Over 25 years of energy industry experience, including Hugoton Energy
	•	Substantial exploration and exploitation track record

•      Seasoned technical staff with extensive experience working together

•      Significant experience in the public company environment

Deal Terms

•      $8.15/share for MSSN

•      40% Cash - $3.26/share

•      60% Stock – Exchange ratio based on HAWK trading 20 day weighted average closing price ending April 1 ($10.56)

•      Exchange ratio calculation: HAWK @ $10.56 = 8.15/10.56 = .7718

.7718 x .60 = .4631 / share of HAWK for each MSSN share

•      Assume/Refinance $170 MM of MSSN debt

•      $130 MM High Yield – 9 7/8% Senior Notes Due 2011

•      $25 MM Term B

•      $15 MM Revolver

•      Total Purchase Price ~$508 MM

•      Major MSSN shareholders holding ~34% have agreed to vote for the deal

•      Board expands to nine, Mission to nominate two new members

•      Closing expected during third quarter 2005

•      SEC dependent

•      Customary closing conditions

A High-Potential Combined Company…

	[LOGO]	[LOGO]	Pro Forma

Proved Reserves (Bcfe)	220	226	446

Proved Developed %	72%	78%	75%

Gas %	73%	60%	67%

Operated %	63%	44%	53	%(1)

Current Production (Mmcfe/d)	57	68	125

R/P (Years)	10.6	9.1	9.8

2005E Production (Mmcfe/d)	69	74	143

2005E LOE ($ per Mcfe)	0.85	1.23	1.05

2005E Cap Ex Budget ($MM)	70	71	141

(1) Pro forma 70% operated excluding MSSN’s legacy Permian non-operated units

… With an Aggressive, Focused Drilling Program

Land & Seismic	$16,000,000	11%

Proved	$81,000,000	58%

Probable	$18,000,000	13%

Exploratory	$26,000,000	18%

Total	$141,000,000	100%

•      Meaningful exposure to upside potential

•      Multi-year drilling program

•      Excellent regional distribution

Total 2005 Pro Forma CAPEX Budget by Type	Total 2005 Pro Forma CAPEX Budget by Region ($MM)

[CHART]	[CHART]

Pro Forma Outlook for 2005 (1)

Estimated Daily Production:

Oil (Bbls)	7,500	-	7,900
Natural Gas (Mmcf)	94	-	98
Natural Gas Equivalent (Mmcfe)	139	-	145
Annual Natural Gas Equivalent Midpoint (Bcfe)	52
Daily Natural Gas Equivalent Midpoint (Mmcfe)			142

Estimated Operating Costs ($/Mcfe):

Lease Operating Expense	$1.01	-	$1.07
Production, Severance and Ad Valorem Taxes	$0.42	-	$0.48
Gathering, Transportation and Other	$0.03	-	$0.05
General and Administrative	$0.46	-	$0.52

(1) These estimates are pro forma as if the Mission acquisition had occurred January 1, 2005  In this initial view, no post-merger activities have been included, such as cost savings synergies, additional acquisitions, or divestment of high-cost, non-core properties.

Pro Forma Capitalization

•      Revolving Senior Credit Facility

•      $230 million expected borrowing base for combined company

•      Projected liquidity at closing of $35 million

•      Second Lien Facility (existing HAWK)

•      $50 million

•      Subordinated Convertible Note (existing HAWK)

•      $35 million, 8% Coupon

•      Converts May 2006

•      High Yield (existing MSSN)

•      $130 million, 9-7/8% fixed

•      2011 maturity

•      High Yield (new issue)

•      $125 – $150 million

•      7 year notes

•      Debt / Total Capitalization @ closing ~51%(1)

(1) Excludes $35 million Subordinated Note

Petrohawk Hedging Overview

Natural Gas (Mmbtu)	2005	2006	2007	2008

Production Hedged (Collars)	21,534	18,082	7,890	9,863
Production Hedged (Swaps)	2,433	—	3,288	—
Average Daily Production Hedged	23,967	18,082	11,178	9,863

Average Floor Price	$6.13	$5.64	$5.30	$5.05
Average Ceiling Price	$9.18	$9.19	$7.12	$6.53
Average Swap Price	$4.08	—	$6.06	—

Oil (Bbls)	2005	2006	2007	2008

Production Hedged (Collars)	1,348	1,118	658	164
Production Hedged (Swaps)	41	—	—	395
Average Daily Production Hedged	1,389	1,118	658	559

Average Floor Price	$42.39	$40.00	$35.30	$34.00
Average Ceiling Price	$55.29	$48.89	$43.97	$45.30
Average Swap Price	$32.31	—	—	$38.10

The Company will continue to evaluate opportunities to hedge production. Market conditions and financial objectives are major components of this evaluation. Generally, the Company expects to maintain commodity price protection on approximately 50% of expected future production.

Mission Hedging Overview

	Gas		Oil
Period	Volume	Price	Volume	Price
	(Mmbtu/d)		(Bbl/d)

2Q05	14,000	5.02 - 6.82	2,500	32.54 - 36.47
3Q05	14,000	5.02 - 6.86	2,500	32.06 - 35.71
4Q05	14,000	5.06 - 7.47	2,500	31.53 - 35.18

1Q06	7,500	5.84 - 9.57	1,750	34.49 - 48.20
2Q06	5,500	5.50 - 7.43	1,750	34.16 - 46.86
3Q06	5,500	5.50 - 7.40	1,750	33.58 - 46.07
4Q06	5,500	5.73 - 8.23	1,750	33.33 - 45.08

Pro Forma Ownership Summary

		Current % Owned	Pro forma MSSN % Owned

Basic:	HAWK Private Equity / Management	12.7%	5.3%
	HAWK Public Shareholders	87.3%	59.8%
	MSSN Public Shareholders	—	24.2%
	MSSN Major Shareholders	—	10.7%

	Total Basic	100.0%	100.0%

Diluted:	HAWK Private Equity / Management	32.2%	20.4%
	HAWK Public Shareholders	67.8%	50.5%
	MSSN Public Shareholders	—	20.1%
	MSSN Major Shareholders	—	8.9%

	Total Diluted	100.0%	100.0%

Drilling Update

Petrohawk

•      Alliance Trust #45, Gueydan Field, Vermilion Parish, Louisiana

•      Drilled to 3789’ MD/ 3453’ TVD and completed in the 2700’ Sand March 11th.  Currently producing 1.7 MMcfe/d gross and 1.4 MMcfe/d net (100% WI, 82% NRI)

•      Guerra “D” #4, LaReforma Field, Starr County, Texas

•      Drilled to 10,740’ MD/10,074’ TVD and completed in the Vicksburg on March 26th.  Currently producing 8.3 MMcfe/d gross and 1.6 MMcfe/d net (26% WI, 19.5% NRI)

•      Guerra “D” #3, LaReforma Field, Starr County, Texas

•      Drilled to 11,050’ MD/10,294’ TVD and completed in the Vicksburg on March 23rd.  Currently producing 3.7 MMcfe/d and 2.1 MMcfe/d net (76% WI, 57% NRI)

•      Guerra “C” #3, LaReforma Field, Starr County, Texas

•      Drilled to 11,250’ MD/10,742’ TVD and completed in the Vicksburg on January 28th.  Currently producing 7.1 MMcfe/d gross and 1.4 MMcfe/d net (26% WI, 19.5% NRI)

•      Montesano #1, Broussard Field, Lafayette Parish, Louisiana

•      Drilled to 15,920’ MD/15,617’ TVD and completed rework operations in the Bol Mex on March 20th.  Currently producing 8.8 MMcfe/d and 1.5 MMcfe/d (23.1% WI, 16.6% NRI)

Mission

•      Weise #1, Lions Prospect, Goliad County, Texas

•      Completed Fall 2004 in the Lower Wilcox and recently increased pipeline capacity resulted in current production of 13.0 MMcfe/d gross and 3.4 MMcfe/d net (35% WI, 26% NRI)

•      Dehnert #1, Lions Prospect, Goliad County, Texas

•      Logged Q1 2005 and awaiting fracture stimulation in the Lower Wilcox (35% WI, 26% NRI)

•      Weise #2, Lions Prospect, Goliad County, Texas

•      Encountered significant show at approximately 13,800’ TVD and anticipate acquiring open hole logs within the week (35% WI, 26% NRI)

•      Isles #1, Argo Prospect, Jefferson County, Texas

•      Apparent pay sands – operations continuing (70% WI, 53% NRI)

HAWK + MSSN Assets = Quality and Opportunity

•      Brings Gulf Coast to the forefront of drilling program

•      Significant upside with lower F&D cost

•      Transforms the Permian Basin into key operating area

•      Long-lived, stable assets

•      Creates competition within capital budget

•      Numerous high-priority projects in Arkoma, South Texas and South Louisiana

•      Increases HAWK inventory of 3-D seismic-evaluated prospects

•      Adds over 650 identified drilling locations (200 proved)

•      Quality proved reserve base

	PETROHAWK			SEC PV10	MISSION			SEC PV10	PETROHAWK + MISSION			SEC PV10
Category	Oil (MBO)	Gas (Bcf)	Bcfe	MM$	Oil (MBO)	Gas (Bcf)	Bcfe	MM$	Oil (MBO)	Gas (Bcf)	Bcfe	MM$

PDP	6,457	91.6	130.3	300.2	12,003	77.8	149.8	272.8	18,460	169.4	280.1	572.9
PDNP	1,150	20.3	27.2	66.6	1,012	21.3	27.4	68.9	2,162	41.6	54.6	135.5
PUD	2,331	49.2	63.1	128.2	1,921	37.6	49.1	86.5	4,252	86.8	112.3	214.7

Total Proved	9,939	161.0	220.6	495.0	14,936	136.7	226.3	428.1	24,875	297.7	447.0	923.1

As of December 31, 2004. SEC prices are $43.34/Bbl and $6.18/Mmbtu.

Note:   Petrohawk and Mission December 31, 2004 reserves prepared by NSAI.  Proton reserves (28 Bcfe) prepared by Petrohawk.  Mission NGL's included in gas.  Petrohawk reserves are pro-forma for the February 2005 Proton acquisition and the sale of royalty properties.

Conclusion

•      Accretive transaction for HAWK shareholders

•      Cash flow, production, reserves and NAV per share improvement

•      Adds complementary property base and solid upside

•      Property in basins where we have significant technical expertise

•      Reasonable leverage in combined company

•      Divestment opportunities to reduce debt and lower unit costs

•      Significant free cash flow

•      Hedging program to protect downside

•      Market today provides meaningful protection

•      Improves shareholder liquidity

•      Makes HAWK a stronger company with additional growth potential

•      Build to sell remains our objective

Petrohawk Corporate Information

•	Independent Reserve Engineers	Netherland, Sewell & Associates
•	Corporate Counsel	Hinkle Elkouri Law Firm LLC
•	Securities Counsel	Thompson & Knight LLP
•	Lead Commercial Bank	BNP Paribas
•	Auditor	Deloitte
•	Stock Transfer Agent	OTR, Inc.
•	State of Incorporation	Delaware
•	Website	www.petrohawk.com
•	Listing	NASDAQ: HAWK
•	Equity Research	Petrie Parkman, Next Generation, FBR, Johnson Rice, Sterne Agee

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